

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Jonathan B. Siegel
Chief Executive Officer
OPY Acquisition Corp. I
85 Broad Street
New York, NY 10004

> **Re: OPY Acquisition Corp. I**
> **Draft Registration Statement on Form S-1**
> **Submitted July 28, 2021**
> **CIK No. 0001870778**

Dear Mr. Siegel:

We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted July 28, 2021

Capitalization, page 81

1. We note that you are offering 10,000,000 shares of Class A common stock as part of your initial public offering of units, but only show 9,648,900 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

You may contact Ameen Hamady at (202) 551-3891 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Maryse Mills-Apenteng at (202) 551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction